SECI

17009174

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heritage Capital Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4417 Beach Blvd., Suite 302
(No. and Street)

Jacksonville	**FL**	**32207**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Donald Wiggins **904-354-9600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

EisnerAmper, LLP
(Name - if individual, state last, first, middle name)

900 S. Pine Island Road, Suite 110	**Fort Lauderdale**	**FL**	**33324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Donald Wiggins, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

C Donald Wiggins
Signature

President
Title

Subscribed and sworn
to before me
this 28th day of February 2017

Denise C. Sacco
Notary Public

DENISE C. SACCO
Notary Public - State of Florida
Commission # FF 903008
My Comm. Expires Jul 23, 2019
Bonded through National Notary Assn.

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report:

CONTENTS:

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Heritage Capital Group, Inc.

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper, LLP

Fort Lauderdale, Florida
February 28, 2017

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets:

Cash	$ 89,578
Accounts receivable:	
Clients	217,591
Related parties	26,809
	244,400
Marketable securities owned, at fair value	62,017
Prepaid expenses and other assets	9,444
Equipment	70,158
Less accumulated depreciation	(57,174)
Equipment, net of depreciation	12,984
Total assets	$ 418,423

Liabilities and Stockholders' Equity:

Liabilities:	
General	$ 148,510
Related parties	61,800
Total liabilities	210,310
Commitments and contingencies	
Stockholders' equity:	
Capital stock ($0.10 par value) 1,000 shares authorized, issued and outstanding	100
Additional paid in capital	266,773
Accumulated deficit	(58,760)
Total equity	208,113
Total liabilities and stockholders' equity	$ 418,423

The accompanying notes are an integral part of these financial statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Mergers & acquisitions	$ 475,000
Consulting	1,190,255
Total revenues	1,665,255
Cost of Services	(1,365,546)
Gross Profit	299,709
Expenses:	
Payroll	182,004
Phone & information services	95,766
Professional fees	94,603
Rent	64,257
Dues & subscriptions	46,775
Marketing	43,682
Commissions & fees	24,640
Travel	23,091
Advertising	20,550
Conferences & meetings	16,343
Client reimbursable, net of income	2,723
Bad debts	9,844
Office	6,717
Depreciation	6,395
Contributions	1,761
Total expenses	639,151
Operating Loss	(339,442)
Other income:	
Related party reimburseable, net of expense	4,434
Unrealized gains on marketable securities	3,090
Dividend income	1,184
Total other income	8,708
Net Loss	$ (330,734)

The accompanying notes are an integral part of these financial statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at January 1, 2016	$ 100	$ 75,250	$ 271,974	$ 347,324
Capital Contribution	-	191,523	-	191,523
Net loss	-	-	(330,734)	(330,734)
Balance at December 31, 2016	$ 100	$ 266,773	$ (58,760)	$ 208,113

The accompanying notes are an integral part of these financial statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:		
Net loss	$	(330,734)
Adjustments to reconcile net loss to net cash provided by opearting activities:		
Depreciaton		6,395
Non-cash dividends		(842)
Unrealized gains on marketable securities		(3,090)
Changes in operating assets and liabilities:		
Increase in receivables		(60,330)
Decrease in prepaid expenses and other assets		1,351
Decrease in accounts payable		(62,678)
Net cash flows used by operating activities		(449,928)
Cash Flows From Investing Activities:		
Purchase of equipment		(1,362)
Cash Flows From Financing Activities:		
Capital contribution		191,523
Net change in cash		(259,767)
Cash at the beginning of the year		349,345
Cash at the end of the year	$	89,578

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Operations:

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

The Company's operations are subject to a number of factors that can affect its operating results and financial condition, including but not limited to, the results of its consulting and advisory services and the availability of mergers and acquisitions transactions. For the year ended December 31, 2016, the Company had a net loss of $330,734 and use of cash by operating activities of $449,928 and at December 31, 2016 had an accumulated deficit of $58,760. During the year ended December 31, 2016, the Company's stockholders (Note 6) contributed capital so that the Company could meet its obligations and net capital requirements (Note 3). The Company will require additional cash to continue operations if it is unable to increase revenues or sufficiently reduce expenses. The stockholders have indicated that they will make such contributions as necessary to continue operations and meet the Company's net capital requirements.

Note 2 – Summary of Significant Accounting Policies:

Revenue Recognition:
Consulting and advisory income is recorded as earned when the related services are rendered. Commission income related to mergers and acquisitions and equity and debt financing is recorded upon the closing of a transaction. Reimbursable income represents non-allocable reimbursements for expenses incurred for affiliates, clients, and principals of the Company.

Accounts Receivable:
The company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities owned, at fair value:
The Company's investments in marketable securities are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

This standard utilizes a fair value hierarchy, which describes the following three levels of inputs that may be used to measure fair value:

Level 1: Values measured using quoted prices in active markets for identical investments. The Company's marketable securities owned are all valued pursuant to this level.

Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Values measured using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net earnings.

Equipment and Depreciation:
Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes:
Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders and are taxed based upon their personal tax statuses and returns. The Company uses the cash basis of accounting for income tax purposes.

The Company files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statues and limitations, audits, changes in tax law, and new authoritative rulings.

Advertising:
Advertising costs are expensed as incurred.

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.

Use of Estimates:
The preparation of the financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Net Capital Requirements:

Pursuant to the Securities and Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company's ongoing maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had a net capital of $77,268, which was $63,247 in excess of its net capital requirement of $14,021. The Company's ratio of aggregate indebtedness-to-net capital was 2.721 to 1. Accordingly, the Company was in compliance with its net capital requirements at December 31, 2016.

Note 4 – Investment in Marketable Securities Owned, at Fair Value:

The Company's investments in marketable securities owned, at fair value, consist of common stocks and mutual funds with fair value based on quoted prices in active markets (all Level 1 measurements).

Investments are summarized as follows at December 31, 2016;

	Cost	Fair Value	Total Unrealized Gains	2016 Unrealized Gains
Common stocks	$ 3,300	$ 20,136	$ 16,836	$ 2,685
Mutual funds	40,555	41,881	1,326	405
	$ 43,855	$ 62,017	$ 18,162	$ 3,090

Note 5 – Equipment:

Equipment is summarized as follows:

	Useful life (years)	
Office and computer equipment	5-7	$46,409
Furniture and fixtures	5-7	20,702
Leasehold improvements	7	3,047
		70,158
Less accumulated depreciation		57,174
		$12,984

Depreciation expense totaled $6,395 for the year ended December 31, 2016.

Note 6 – Related Party Transactions:

The Company has an Expense Sharing Agreement with Business Valuation, Inc. ("BVI"), a corporation wholly-owned by the Company's majority stockholder, in which each company shares rent and other occupancy costs, as well as payroll costs for the administrative personnel who perform services for both companies. The Company also incurs certain expenses related to various BVI analysts providing subcontractor services.

The Company paid BVI $258,437 during the year ended December 31, 2016. At December 31, 2016, the Company owed BVI $32,313 for subcontractor services and certain other expenses. BVI owed the Company $26,809 for rent expenses and certain marketing costs. These amounts are included as accounts payable and receivable – related parties in the accompanying Statement of Financial Condition.

Effective January 31, 2012, the Company's then sole stockholder sold 40% of his common stock to four individuals, each of whom purchased a 10% interest in the Company. The stockholders' agreement contains, among other things, procedures for the determination of engagement fees to be shared among stockholders and certain other contractors of the Company ("principals"). Commissions and fees to stockholders totaled $520,517 for the year ended December 31, 2016, and are included in cost of services in the accompanying Statement of Operations.

Additionally, the stockholders' agreement contains a provision that each stockholder and principal, after a grace period of one year, is responsible for earning a minimum fee income of $3,000 per month, or $36,000 per year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from the client fee income are credited toward the minimum overhead amount for each stockholder and principal.

As of December 31, 2016, the amount due to stockholders of $29,487 is included in accounts payable – related parties in the accompanying Statement of Financial Condition.

Note 7 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by its customers.

For the year ended December 31, 2016, fees and consulting income from two of the Company's clients accounted for 31% of total revenues. Receivables due from four clients represented approximately 59% of total accounts receivable at December 31, 2016.

Note 8 – Commitments and Contingencies:

Effective November 1, 2014, the Company entered into a non-cancellable lease agreement for its new office location. The lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring March 31, 2021. The Company subleases 50% of its space to BVI. Rent expense, net of sublease amounts billed to BVI, totaled $64,257 for the year ended December 31, 2016.

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31,	
2017	$ 124,795
2018	139,281
2019	142,731
2020	146,329
2021	36,810
	$589,946

Estimated sublease income from BVI for the years succeeding December 31, 2016 are as follows: 2017 - $62,898; 2018 - $69,640; 2019 - $71,365; 2020 - $73,165; 2021 - $18,405.

Except for the lease commitments, the Company has no other commitments or contingencies existing as of December 31, 2016 that might result in a loss or future obligation. Additionally, there are no claims or unasseted claims of which the Company is aware as of December 31, 2016.

HERITAGE CAPITAL GROUP, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2016

Net Capital:

Total stockholders' equity	$	208,113
Fees receivable		(101,627)
Equipment, net		(12,984)
Prepaid expenses and other assets		(9,444)
Tentative Net Capital		84,058
Haircut on marketable securities		(6,790)
Net Capital	$	77,268

Aggregate Indebtedness:

Items included in statement of financial condition:

Accounts Payable	$	210,310
	$	210,310

Computation of basic net capital requirement:		
One-fifteenth of Aggregate Indebtedness	$	14,021
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater)	$	14,021
Excess Net Capital	$	63,247
Percentage of Aggregate Indebtedness To Net Capital		272.18%

There were no material differences existing between the above computation and that reported in the Company's corresponding unaudited Form A-17a-5 Part IIA filed for the year. Accordingly, no reconciliation is necessary.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION):

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2016 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION):

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2016 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at December 31, 2016.

EISNERAMPER

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500

www.eisneramper.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Heritage Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Heritage Capital Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper, LLP

Fort Lauderdale, Florida
February 28, 2017

HERITAGE CAPITAL GROUP, INC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2016

Heritage Capital Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the year ended December 31, 2016.

(2) The Company has met the exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2016 without exception.

I, C. Donald Wiggins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

C. Donald Wiggins

President

Heritage Capital Group, Inc.

February 28, 2017